VUniverse, Inc.

Statements of Cash Flows

(Unaudited)

	For the Year Ended December 31, 2020		For the Period April 22, 2019 (Inception) to December 31, 2019	
Cash flows from operating activities:				
Net loss	$	(232,978)	$	(572,494)
Adjustments to reconcile net loss to net cash used in operating activities:				
PPP Loan forgiveness		(74,237)		-
Changes in operating assets and liabilities:				
Increase in Security Deposits		-		(3,875)
Increase in Accounts Payable		111,153		41,345
Increase in Credit Card Balance		2,932		20,371
		-		-
Net cash used in operating activities		(193,130)		(514,653)
Cash flows from investing activities				
Product development		(344,766)		-
Computer purcheases		-		(7,970)
Net cash used in investing activities		(344,766)		(7,970)
		-		
Cash flows from financing activities:				
Share forfeiture		(27)		-
Proceeds from issuance of common stock		-		73
Proceeds from Trailer Central SAFE note		214,668		284,729
Proceeds from Safe Note		240,000		249,929
Proceeds from PPP loan		74,237		-
Proceeds from Shareholder Loan		30,606		-
Net cash provided by financing activities		559,484		534,732
Net cash increase for period		21,588		12,108
Cash at beginning of period		12,108		-
Cash at end of year	$	33,697	$	12,108

Supplemental disclosure of cash flow information:

Cash paid during the period for:

Income taxes	$	-	$	-
Interest	$	-	$	-